UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Results of EGM and Approval of Ailanthus Merger

On January 4, 2021, Materialise NV (the “Company” or “Materialise”) announced the results of its previously announced extraordinary general shareholders’ meeting, (“EGM”), which was held on December 31, 2020.

This meeting was held at the request of Ailanthus NV (a company that was fully owned by Wilfried Vancraen and Hilde Ingelaere, hereafter “Ailanthus”), of Wilfried Vancraen and of Hilde Ingelaere. The purpose of the meeting was to decide on the previously announced merger between Ailanthus and Materialise (the “Merger”). At the meeting, the shareholders of the Company decided to approve the Merger.

Attached as Exhibit 99.1 hereto is a copy of the Company’s press release announcing the EGM results.

Merger Deed

Following shareholder approval, the Merger was consummated on December 31, 2020 pursuant to a merger deed (the “Merger Deed”). In connection with the Merger, Materialise acquired 13,428,688 existing ordinary shares of Materialise held by Ailanthus, which shares Materialise annulled immediately following the Merger, and Materialise issued to Wilfried Vancraen and Hilde Ingelaere, in their capacity as shareholders of Ailanthus (the “Ailanthus shareholders”), 13,428,688 new ordinary shares of Materialise (the “New Shares”).

Indemnification Agreement

In connection with and prior to the Merger, Materialise entered into an indemnification agreement (the “Indemnification Agreement”) with Ailanthus and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV, a company owned by Wilfried Vancraen and Hilde Ingelaere (collectively, the “indemnifying parties”). Pursuant to the Indemnification Agreement, among other things, the indemnifying parties agreed to reimburse Materialise for: (i) costs incurred by Materialise in connection with the Merger, (ii) possible liabilities of Materialise as a result of the Merger, and (ii) possible negative tax consequences, if any, for certain of Materialise’s shareholders. The obligation to reimburse Materialise shareholders applies to shareholders who were shareholders prior to April 30, 2021 (“qualifying shareholders”).

The term of the Indemnification Agreement expires on December 31, 2030. However, Materialise and any qualifying shareholders have the right to make claims against the indemnifying parties for a period of 10 years following the occurrence giving rise to the claim.

Letter Agreement

In addition, in connection with the Merger, the Company entered into a letter agreement (the “Letter Agreement”), dated December 31, 2020, with the Ailanthus shareholders pursuant to which, among other things, the Company granted certain demand and “piggyback” registration rights to the Ailanthus shareholders in respect of the New Shares.

The foregoing descriptions of the Merger Deed, the Indemnification Agreement and the Letter Agreement are not complete and are qualified in their entirety by the Merger Deed, the Indemnification Agreement and the Letter Agreement, which are attached hereto as Exhibits 2.1, 10.1 and 10.2, respectively, and are incorporated herein by reference.

Exhibit	Description

2.1	Merger Deed (unofficial English translation)

10.1	Indemnification Agreement, among the Company, Ailanthus and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV, a company owned by Wilfried Vancraen and Hilde Ingelaere (unofficial English translation)

10.2	Letter Agreement Regarding Share Issuance and Registration Rights, dated December 31, 2020, among the Company, Wilfried Vancraen and Hilde Ingelaere

99.1	Press Release dated January 4, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: January 4, 2021